HellerEhrman
ATTORNEYS

02034510

RECEIVED
JUN 03 2002
SEC MAIL PROCESSING SECTION WASH. D.C. 152

May 31, 2002

Via Federal Express

Christina L. Munn
cmunn@hewm.com
Direct (213) 244-7924
Main (213) 689-0200
Fax (213) 614-1868

38845.0001

Securities and Exchange Commission
Office of International Corporate Finance
Stop ~~3-6~~ 3-2
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

Re: Sega ~~Corporation~~ Enterprises Ltd - Rule 12g3-2(b) Exemption No. 82-3439

Dear Sirs:

On behalf of Sega Corporation ("Sega") and in connection with the above referenced matter, I hereby enclose the following materials that were both filed with and required to be made public by the Tokyo Stock Exchange on May 17, 2002:

1. Provisional Report on the Closing of Accounts (for the fiscal year ended March 31, 2002); and
2. Sega to Introduce New Stock Option System.

Sega will continue to provide you with all documents which are required to be submitted pursuant to Rule 12g3-2(b).

Pursuant to Rule 12g3-2(b)(1)(v) and in response to inquiries I received from Mary Cascio of your office, Sega has provided me with additional information relating to its securities. Such information is provided herein as of the latest available date. Sega currently has one class of equity securities (common stock or "ordinary shares"), some of which are held in the form of American Depositary Receipts ("ADR's"). Each ADR represents one-fourth of an ordinary share.

As of September 30, 2001, there were 80 registered holders of ordinary shares (excluding ADR's) who were resident in the United States. As of such date, these 80 registered holders held 8,512,170 ordinary shares, which represented approximately 5.0% of the total outstanding ordinary shares (including treasury shares) as of such date. These ordinary shares were acquired primarily in open market transactions through the Tokyo Stock Exchange.

dw 6/4

PROCESSED
JUN 06 2002
THOMSON FINANCIAL

As of April 30, 2002, there were 148 registered holders of ADR's who were resident in the United States. This number includes Depository Trust Company ("DTC"), a United States resident entity, and its affiliate operating in Asia. Approximately 1,800 persons or entities hold ADR's through securities brokers participating in DTC. DTC is unable to verify how many of such persons and entities are resident in the United States. For purposes of this letter, I will treat all DTC shares as held by residents in the United States.

As of April 30, 2002, these 148 registered holders held 872,107 ADR's (including 856,396 ADR's held by DTC as of April 22, 2002), which represented approximately 99.2% of the total outstanding ADR's as of such date. Further, assuming the conversion of four ADR's into one ordinary share, these ADR's represented approximately 0.1% of the total outstanding ordinary shares (including treasury shares) as of April 30,2002. These ADR's were acquired primarily through securities brokers operating in the United States in accordance with ordinary procedures.

Sega's most recent public distribution of securities occurred on June 18, 2001 when Sega issued ¥50,000,000,000 Zero-Coupon Convertible Bonds Due 2004. These bonds were not offered to investors in the United States.

Please do not hesitate to contact me with any questions or concerns relating to these materials or the process of reinstating Sega's Rule 12g3-2(b) exempt status. Thank you in advance for your assistance with this matter.

Very truly yours,

Christina L. Munn

Enclosures

cc: Kenji Hashidate (w/o encl.)
Jun Mamiya (w/encl.)
Ronald C. Peterson, Esq. (w/o encl.)
Stephen E. Newton, Esq. (w/o encl.)

209567 v01.LA (4HPB01!.DOC)

Consolidated Balance Sheets

SEGA CORPORATION and Consolidated Subsidiaries
March 31, 2001 and 2002

	Millions of yen		
ASSETS	**2002**	2001	Increase (Decrease)
Current Assets:			
Cash and time deposits	**¥62,756**	¥37,632	¥25,124
Notes and accounts receivable	**31,495**	20,827	10,668
Inventories	**9,645**	16,619	(6,974)
Prepaid expenses	**2,536**	1,762	774
Other current assets	**7,374**	23,360	(15,986)
Less allowance for doubtful accounts	**(1,811)**	(3,349)	1,538
Total current assets	**111,998**	96,853	15,145
Property and Equipment			
Amusement machines and facilities	**11,549**	13,170	(1,621)
Building and structure	**21,200**	23,643	(2,442)
Land	**11,834**	22,934	(11,100)
Others	**4,808**	7,248	(2,440)
Total property and equipment	**49,393**	66,997	(17,604)
Intangible Assets	**6,266**	11,236	(4,969)
Investments and Advances			
Investment in securities	**46,166**	73,795	(27,629)
Long-term loans receivables	**3,179**	3,335	(155)
Lease deposits	**17,771**	18,814	(1,043)
Other investments	**15,787**	20,355	(4,568)
Less allowance for doubtful accounts	**(7,595)**	(6,932)	(663)
Total investments and advances	**75,308**	109,368	(34,060)
Deferred Charges	**943**	10	933
Total Assets	**¥243,910**	¥284,465	(¥40,555)

	Millions of yen		
LIABILITIES	**2002**	2001	Increase (Decrease)
Current Liabilities:			
Notes and accounts payable	**¥19,282**	¥29,115	(¥9,832)
Short-term bank loans	**29,208**	38,305	(9,097)
Current portion of straight bonds	**5,000**	25,000	(20,000)
Current portion of long-term debt	**1,740**	27,232	(25,491)
Accrued expenses	**17,882**	18,215	(332)
Income taxes payable	**4,823**	1,339	3,484
Other current liabilities	**10,988**	15,899	(4,910)
Total current liabilities	**88,925**	155,106	(66,181)
Long-Term Liabilities			
Straight bonds	**-**	5,000	(5,000)
Convertible bonds	**59,908**	24,557	35,351
Long-term debt	**3,456**	24	3,432
Deferred income taxes	**2,042**	2,171	(128)
Accrued employees' retirement benefits	**3,414**	3,118	295
Accrued retirement benefits for directors and corporate directors	**98**	41	57
Other	**1,627**	1,966	(338)
Total long-term liabilities	**70,547**	36,878	33,669
Total Liabilities	**159,473**	191,985	(32,512)
Minority Interests in Consolidated Subsidiaries	**866**	793	72
Shareholders' Equity			
Common stock	**125,406**	117,918	7,487
Additional paid-in capital	**124,916**	117,439	7,477
Reserve for revaluation of lands	**(9,280)**	-	(9,280)
Accumulated deficit	**(118,037)**	(100,185)	(17,852)
Unrealized gain on investments in securities	**2,586**	22	2,564
Translation adjustment	**(8,435)**	(9,862)	1,427
Treasury stock	**(33,585)**	(33,574)	(11)
The Company's stock held by subsidiaries	**-**	(72)	72
Total Shareholders' Equity	**83,570**	91,687	(8,116)
Total liabilities, minority interests in consolidated subsidiaries and shareholders' equity	**¥243,910**	¥284,465	(¥40,555)

(Notes) 1. The above financial information was prepared using accounting principles generally accepted in Japan
2. Figures less than 1million yen have been omitted

Consolidated Statement of Operations

SEGA and Consolidated Subsidiaries

For the year ended March 2001 and 2002

	Millions of yen		
	2002	2001	Increase (Decrease)
Net Sales	**¥206,334**	¥242,913	(¥36,579)
Cost of Sales	**144,716**	218,235	(73,518)
Gross profit	**61,617**	24,677	36,939
Selling, General and Administrative Expenses	**47,416**	76,696	(29,280)
Operating income (loss)	**14,201**	(52,018)	66,220
Non-Operating Income			
Interest received	**513**	1,948	(1,434)
Net gain on foreign exchange	**-**	3,585	(3,585)
Consumption tax exempted	**732**	-	732
Income from investments in partnerships	**-**	1,700	(1,700)
Others	**1,101**	3,700	(2,598)
Non-Operating Expenses			
Interest expense	**(1,712)**	(2,413)	700
Amortization of bond and note issue expenses	**(481)**	(733)	251
Equity in losses of non-consolidated subsidiaries and affilia	**(827)**	(2,941)	2,114
Others	**(1,056)**	(5,562)	4,506
Recurring Profit (Loss)	**12,471**	(52,736)	65,207
Extraordinary Income			
Gain on sale of investments in securities	**2,181**	70	2,110
Gain on donated assets from Mr. Okawa	**1,666**	77,913	(76,246)
Others	**2,280**	396	1,883
Extraordinary Loss			
Loss on write-down or disposal of inventories	**-**	(52,364)	52,364
Loss on sale of disposal of property and equipment	**(690)**	(2,116)	1,426
Loss on sale of property and equipment	**(2,106)**	-	(2,106)
Amortization of excess investment costs over net assets of consolidated subsidiaries acquired	**-**	(6,321)	6,321
Amortization of goodwill	**(4,378)**	-	(4,378)
Loss on valuation of investments in securities	**(6,235)**	(10,237)	4,001
Additional benefits for retirees	**-**	(944)	944
Provision for doubtful accounts	**-**	(2,110)	2,110
Gain on disposal of donated assets	**(16,725)**	-	(16,725)
Others	**(2,757)**	(7,041)	4,284
Loss before income taxes and minority interests in earnings of consolidated subsidiaries	**(14,293)**	(55,493)	41,199
Income taxes			
Current	**4,325**	2,593	1,731
Deferred	**(951)**	(3,385)	2,434
Minority interests in Earnings of Consolidated Subsidiaries	**161**	(2,971)	3,132
Net Loss	**(¥17,829)**	(¥51,729)	¥33,900

(Notes) 1. The above financial information was prepared using accounting principles generally accepted in Japan

2. Figures less than 1million yen have been omitted

Consolidated Statements of Deficit

SEGA CORPORATION and Consolidated Subsidiaries
For the year ended March 2001 and 2002

	2002.3	2001.3	Increase (Decrease)
Deficit at Beginning of the Year	100,185	48,248	51,937
Decrease in Deficit			
Decrease effected by newly consolidated subsidiaries	-	108	(108)
Increase in Deficit			
Directors' bonus	23	1	21
Increase effected by newly consolidated subsidiaries	-	314	(314)
Net Loss for the Year	17,829	51,729	(33,900)
Accumulated Deficit at End of the year	118,037	100,185	17,852

Consolidated Statements of Cash Flows

SEGA CORPORATION and Consolidated Subsidiaries
For the year ended March 31, 2001 and 2002

	Millions of yen	
	2002	2001
Cash Flows from Operating Activities:		
Loss before income taxes and minority interests in earnings of consolidated subsidiaries	**\(14,293)**	\(55,493)
Depreciation and amortization	**18,589**	21,470
Transfer of amusement machines and facilities from investing activities	**(8,005)**	(8,460)
Provision for doubtful accounts	**(557)**	3,138
Increase in accrued employees' retirement benefits	**301**	2,373
Interest and dividend income	**(678)**	(2,020)
Interest expense	**1,712**	2,413
Equity in loss of non-consolidated subsidiaries and affiliates	**827**	2,941
Amortization of excess investment costs over net assets of consolidated subsidiaries	**373**	7,070
Amortization of goodwill	**4,378**	-
Loss on sale or disposal of property and equipment	**690**	2,116
Gain on sale of investments in securities	**(2,181)**	(1,692)
Loss on valuation of investments in securities	**6,235**	10,237
Gain on donated assets from Mr. Okawa	**(1,666)**	(77,913)
Additional benefits for retirees	**-**	944
Decrease (increase) in notes and accounts receivable	**(9,359)**	17,705
Decrease in inventories	**8,913**	29,007
(Decrease) increase in notes and accounts payable	**(7,258)**	(31,088)
Others	**19,744**	5,923
Subtotal	**17,765**	(71,325)
Interest and dividends received	**811**	2,032
Interest paid	**(2,078)**	(2,209)
Payments for additional benefits for retirees	**(710)**	(234)
Cash donated from Mr. Okawa	**1,666**	-
Gain on disposal of donated assets	**(6,959)**	-
Income taxes paid	**(1,145)**	(2,234)
Net cash used in operating activities	**9,349**	(73,970)
Cash Flows from Investing Activities:		
Payments for time deposits	**(10,006)**	-
Payments for purchases of property and equipment	**(3,672)**	(7,025)
Proceeds from sales of property and equipment	**2,232**	2,952
Payments for purchase of intangible assets	**(2,242)**	-
Payments for purchases of investments in securities	**(1,069)**	(3,623)
Proceeds from investments in securities	**3,947**	14,772
Payments for purchases of consolidated subsidiaries	**-**	(2,213)
Payments for advance	**(254)**	(504)
Proceeds from collections of advances	**534**	2,389
Payments for fixed leasehold deposits	**(1,387)**	(581)
Proceeds from collections of fixed leasehold deposits	**3,158**	2,950
Others	**284**	(1,195)
Net cash Provided by (used in) investing activities	**(8,477)**	7,920
Cash Flows from Financing Activities:		
Decrease in short-term bank loans, net	**(15,825)**	(6,307)
Proceeds from long-term debt	**53,664**	-
Repayment of long-term debt	**(25,281)**	(90,850)
Proceeds from issuance of common stock	**-**	101,376
Cash dividends paid	**(28)**	(66)
Gain on sale of Treasury stock	**623**	-
Proceeds from exercising stock option	**335**	-
Others	**-**	313
Net cash provided by financing activities	**13,488**	4,464
Effect of Exchange Rate Changes on Cash and Cash Equivalents	**757**	605
Net increrase (decrease) in Cash and Cash Equivalents	**15,118**	(60,980)
Cash and Cash Equivalents at Beginning of Year	**37,632**	98,325
Increase of Cash and Cash Equivalents from Addition of Consolidated Subsidiaries	**-**	427
Decrease of Cash and Cash Equivalents from Deduction of Consolidated Subsidiaries	**-**	(139)
Cash and Cash Equivalents at End of Year	**52,750**	37,632

(Notes) 1. The above financial information was prepared using accounting principles generally accepted in Japan
2. Figures less than 1million yen have been omitted.

Segment Information

I. Business Segment Information

Millions of yen
Year ended March 31, 2002
Business segments

	Consumer business	Amusement center operations	Amusement machine sales	Total	Eliminations/ Corporate	Consolidated Total
Sales to outside customer	**¥85,136**	**¥68,533**	**¥52,663**	**¥206,334**	**-**	**¥206,334**
Intersegment sales/transfers	**12**	**469**	**19,516**	**19,998**	**(19,998)**	**-**
Total sales	**85,148**	**69,003**	**72,180**	**226,332**	**(19,998)**	**206,334**
Cost of sales and operating expenses	**79,570**	**60,888**	**70,223**	**210,683**	**(18,550)**	**192,132**
Operating income (loss)	**5,578**	**8,114**	**1,956**	**15,648**	**(1,447)**	**14,201**
Assets	**79,014**	**58,634**	**10,767**	**148,417**	**95,492**	**243,910**
Depreciation and amortization	**3,852**	**12,370**	**1,602**	**17,824**	**764**	**18,589**
Capital expenditures	**2,168**	**10,899**	**1,871**	**14,940**	**676**	**15,616**

Millions of yen
Year ended March 31, 2001
Business segments

	Consumer business	Amusement center operations	Amusement machine sales	Total	Eliminations/ Corporate	Consolidated Total
Sales to outside customer	¥115,753	¥74,656	¥52,502	¥242,913	-	¥242,913
Intersegment sales/transfers	-	0	9,722	9,722	(9,722)	-
Total sales	115,753	74,657	62,225	252,636	(9,722)	242,913
Cost of sales and operating expenses	184,940	66,415	52,590	303,946	(9,013)	294,932
Operating income (loss)	(69,186)	8,242	9,634	(51,310)	(708)	(52,018)
Assets	¥65,239	¥53,971	¥20,613	¥139,824	¥144,641	¥284,465
Depreciation and amortization	9,224	12,844	1,804	23,873	289	24,162
Capital expenditures	7,660	12,762	924	21,347	157	21,505

(Notes) 1. The above financial information was prepared using accounting principles generally accepted in Japan
2. Figures less than 1million yen have been omitted.

II. Geographical Segment Information

							Millions of yen Year ended March 31, 2002
	Japan	North America	Europe	Other	Total	Eliminations	Consolidated total
Net Sales to:							
Outside customers	**¥160,090**	**¥34,302**	**¥11,941**	**-**	**¥206,334**	**-**	**¥206,334**
Intersegment sales/transfers	**14,368**	**6,174**	**16**	**-**	**20,559**	**(20,559)**	**-**
Total	**174,458**	**40,477**	**11,958**	**-**	**226,893**	**(20,559)**	**206,334**
Cost of sales and operating expenses	**152,336**	**41,064**	**13,467**	**-**	**206,868**	**(14,735)**	**192,132**
Operating income (loss)	**22,121**	**(587)**	**(1,508)**	**-**	**20,025**	**(5,823)**	**14,201**
Assets	**173,295**	**25,289**	**9,829**	**-**	**208,413**	**35,496**	**243,910**

							Millions of yen Year ended March 31, 2001
	Japan	North America	Europe	Other	Total	Eliminations	Consolidated total
Net Sales to:							
Outside customers	¥167,686	¥51,115	¥24,076	¥34	¥242,913	-	¥242,913
Intersegment sales/transfers	67,901	5,926	1,082	-	74,910	(74,910)	-
Total	235,587	57,042	25,158	34	317,823	(74,910)	242,913
Cost of sales and operating expenses	255,067	66,408	38,663	46	360,185	(65,253)	294,932
Operating loss	(¥19,479)	(¥9,365)	(¥13,505)	(¥11)	(¥42,361)	(¥9,657)	(¥52,018)
Assets	¥156,328	¥31,082	¥16,899	-	¥204,309	¥80,156	¥284,465

(Notes) 1. The above financial information was prepared using accounting principles generally accepted in Japan

2. Figures less than 1 million yen have been omitted.

III. Overseas Sales Information

	Millions of yen Year ended March 31, 2002			
	North America	Europe	Other	Total
Overseas sales	**¥54,946**	**¥20,311**	**¥3,992**	**¥79,250**
Consolidated net sales	**-**	**-**	**-**	**206,334**
Ratio of overseas sales to consolidated sales	**26.6%**	**9.8%**	**1.9%**	**38.4%**

	Millions of yen Year ended March 31, 2001			
	North America	Europe	Other	Total
Overseas sales	¥55,458	¥26,042	¥8,140	¥89,641
Consolidated net sales	-	-	-	242,913
Ratio of overseas sales to consolidated sales	22.8%	10.7%	3.4%	36.9%

(Notes) 1. The above financial information was prepared using accounting principles generally accepted in Japan

2. Figures less than 1 million yen have been omitted.

SEGA CORPORATION
May 17, 2002

SEGA CORPORATION
NON-CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2002

	Year Ended March 31		Increase
	2002	2001	(Decrease)
INCOME STATEMENTS			
Net sales	106,550	192,713	(86,162)
Cost of sales	82,029	185,573	(103,543)
SG&A expenses	20,157	27,908	(7,751)
Operating income (loss)	4,362	(20,768)	25,131
Other income	4,117	8,236	(4,118)
Other expenses	3,761	5,230	(1,468)
Recurring income (loss)	4,718	(17,762)	22,481
Extraordinary gain	8,439	77,947	(69,507)
Extraordinary loss	33,534	146,264	(112,730)
Loss before income taxes	20,375	86,080	(65,704)
Income taxes	391	1,160	(769)
Net loss for the period	20,766	87,240	(66,473)
Net loss per share (yen)	119.15	559.05	(439.90)

	Year Ended March 31		Increase
	2002	2001	(Decrease)
BALANCE SHEETS			
ASSETS			
Total current assets	77,133	105,884	(28,751)
Property and equipment	28,232	41,917	(13,685)
Intangible fixed assets	3,736	3,871	(135)
Investments and advances	104,511	143,808	(39,297)
Deferred assets	943	10	933
Total assets	214,557	295,492	(80,935)
LIABILITIES AND SHAREHOLDERS' EQUITY			
Total current liabilities	65,803	133,431	(67,628)
Total long-term liablities	68,787	34,991	33,796
Shareholders' equity	79,966	127,069	(47,103)
Total liabilities and shareholders' equity	214,557	295,492	(80,935)

Note: The above financial information was prepared using accounting principles generally accepted in Japan.

1. Management Policy

1. Basic Management Policy

In April 2001, SEGA launched a Structural Reform Plan to provide the basis for reforms in operational and financial structures. Pursuing the goals of gaining a worldwide share of the market for amusement machine sales, creating and developing a new market in amusement center operations, and establishing high profitability in the consumer business, the Company continues to improve its profitability and to strengthen its financial structures.

The second stage of the Structural Reform Plan consists of strategies for growth. Implementing these will require reforming corporate governance to reinforce our corporate structure. Specifically, this will entail bringing attention to bear on cash-flow management, segment-specific management indicators, and group management.

2. Profit-Sharing Policy

The profit-sharing to its shareholders is one of the most important component of SEGA's management policy. The Company's basic policy in this regard is to give full attention to our financial position and the future developments of our business activities, set aside an appropriate amount of retained earnings, and then return a position of profits to its shareholders based on performance.

3. Medium- and Long-Terms Management Strategies

SEGA is steadily building a framework for profitability as it shifts its business from the manufacture and sales of hardware to providing software and services. Now, the Company promotes the strategies below to become No. 1 in three areas; in the amusement business, in consumer games, and in network games, to become world's top content provider, and to increase the corporate value.

(1) Amusement Business

SEGA already holds a solid No.1 position in this industry. The Company is also in possession of the following three unique capabilities:

- The ability to develop and supply a full lineup of products
- The ability to plan, develop and provide a full lineup of amusement centers
- The ability to manage all aspects of those centers in an integrated manner.

Utilizing these abilities, the Company aims to act as a market leader in being the driving force in this industry, with its desire to create new forms of entertainment and expand the amusement market.

In amusement machines sales, the Company aims to increase its market share by scrutinizing the scope and growth potential of its video game machine, medal game machine, and crane game machine categories, and setting appropriate targets and implementing the most appropriate strategies.

In overseas sales, the Company will aim to simultaneously ensure profitability by means of sales and supply of products carefully matched to each regional market, while also significantly increasing sales levels. To achieve these goals, the Company will be tapping

into the popularity of the sidewalk arcade and nighttime game centers found in the U.S. and Europe.

Lastly, in amusement center operations, the Company will first establish clear standards for investment in machines, interiors and exteriors for existing centers, and for investments to create new markets. The Company will then embark on a program of establishing new facilities and renewing older ones in accordance with the new standards. In these ways and others, the Company will continue to offer the outstanding content and network-based services to create new markets.

Furthermore, the Company aims to establish the market-oriented strategies, and will build partnerships with its clients of amusement center operators to share the strategies.

(2) Consumer Business

Ever since its decision to discontinue the production of the Dreamcast hardware, SEGA has been moving steadily ahead with its shift from a hardware manufacturer to a content provider. Paying careful consideration to the home-use game genres prevalent in the Japanese, North American, and European markets, the Company aims to increase the sales volumes with appropriated title line up arranged for each platform and its targeted customers.

The SEGA SPORTS brand is due to see particular efforts made to heighten brand awareness in the North American market. This market is the largest in the world, and promises solid growth in years to come. The Company will carefully time North American release of games in series based on the sports of football, baseball, basketball and ice hockey to push up sales.

4. Tasks Ahead

SEGA is successfully making the transition to profitability through the first-stage implementation of the operational and financial structural reforms outlined in its Structural Reform Plan. Now, to become the world's top content provider and attain the position of No.1 in the Amusement business, consumer games and network games, the SEGA group companies will carry out its corporate governance reforms, including cash-flows management, segment-specific management indicators and group management, as well as operational and financial reforms at the second stage of structural reform.

5. Policy on Upgrading Management Organization

SEGA has already adopted the operating officer system. However, in order to increase the speed of management decision-making and promote other corporate governance reforms, the Company plans to further clarify management and operating responsibilities.

2. Review of Operations

1. Overview of the Year Under Review

Overall Performance

During the year under review, SEGA worked to push forward with its Structural Reform Plan. The Company worked to boost profitability through reforming operations, while also reinforcing our corporate structure through financial reforms. As a result of these efforts, the Company realized the change of its revenue structures.

Consolidated net sales in fiscal 2002 fell 15.1% compared with the previous year to ¥206,334 million, due in part to the cessation of Dreamcast hardware production at the end of March 2001. Domestic sales decreased 4.5% to ¥160,090 million, and overseas sales decreased 38.5% to ¥46,244 million. However, operating income came to ¥14,201 million, as compared to an operating loss of ¥52,018 million in the previous year, and recurring profit totaled ¥12,471 million, compared to the previous year's ordinary loss of ¥52,736 million.

Extraordinary income of ¥6,128 million included gain on sale of investments in securities of ¥2,181 million, gain on donated assets from Mr. Okawa, former chairman and president of the Company, of ¥1,666 million and other extraordinary income of ¥2,280 million. On the other hand, the steep decline in the stock market resulted in loss on disposal of investments in securities (primarily those received gratis from Mr. Okawa in the previous fiscal year) of ¥16,725 million, and amortization of goodwill of ¥4,378 million, and loss on valuation of investments in securities of ¥6,235 million. In addition, we recorded a loss on sale or disposal of property and equipment of ¥2,796 million, and other extraordinary losses of ¥2,757 million for a net extraordinary loss of ¥32,893 million. As a result, net loss for the year came to ¥17,829 million, compared to net loss of ¥51,729 million the previous year.

As part of our financial structure reforms, the Company has been steadily progressing with the sale of shareholdings that hold out little hope of business synergies, as a means of streamlining the balance sheets. Additionally, the Company is currently engaged with the sale of offices and employees' welfare facilities, a review of investments in and affiliations with other companies, and other adjustments to and liquidation of assets.

As a result of these factors, net cash (equal to cash minus interest-bearing debt) at the end of the year, including net cash from operating activities and free cash flows, came to minus ¥36,600 million. This represented an improvement of ¥45,900 million compared with the previous year, when net cash was minus ¥82,500 million. Support structures agreed upon with financial institutions have also been established. As such, it can now be said that SEGA's financial structures are well on the way to a total recovery.

In addition, the Company has conducted land revaluations in accordance with the Law Pertaining to Land Revaluation and the Partial Revisions to the Law Pertaining to Land Revaluation. Revaluation gains and losses have been recorded under the shareholders' equity section of the balance sheets, and unrealized losses included under assets accounted for.

The year under review saw the Company still conducting its structural reforms. In light of this, and the net loss brought about by extraordinary losses such as the loss on valuation of investments in securities, the Company has decided not to make dividend payments for the year.

Results by Segment

(1) Amusement Machine Sales

Net sales: ¥52,663 million (up 0.3% compared with the previous year)
Operating income: ¥1,956 million

Domestic sales were supported by our full lineup of products, which includes both new offerings and old favorites in video game, medal game and crane game machines, and free gifts. Significant contributions to the amusement industry were many and varied. They included video game machines compatible with data cards and mobile phones such as "*Virtua Fighter 4*" and "*Initial D arcade stage*," the medal game "*Star Horse 2001*," and "*UFO Catcher 7*" crane game machine, designed to improve arcade management by incorporating as much input from arcade operators as possible. Its "*Shogekii Bisha*" machine is also meeting renewed popular demand for photo sticker machines. Overseas sales suffered however, due to poor sales brought on by the weakness of overseas markets, particularly the U.S. market.

In addition, S.G.S. Co., Ltd, a pachinko machine sales company, recorded a loss due to the difficult market condition. The karaoke business, which is a business segment of SEGA Music Networks, Co., Ltd., also recorded a loss due to amortization of goodwill.
S.G.S was withdrawn at the end of the fiscal year.

(2) Amusement Center Operations

Net sales: ¥68,533 million (down 8.2% compared with the previous year)
Operating income: ¥8,114 million

The approximately 500 amusement centers operated by SEGA are advantageously located, giving them a sharp competitive edge. At the same time, its expertise in integrated management allows highly efficient operations.

During the year under review, the Company released market-leading video game machines such as "*Virtua Fighter 4*" and introduced the new membership services utilized a mobile phone, "*SEGA Mobile Friends*." These and other new successes in reinforcing and bringing new added value to services boosted the Company's ability to draw customers to amusement centers, with commensurately strong results.

(3) Consumer Business

Net sales: ¥85,136 million (down 26.5% compared with the previous year)
Operating income: ¥5,578 million

Sales of Dreamcast hardware inventories accompanying the withdrawal from the hardware production business continued hand-in-hand with sales of software for the Dreamcast and other platforms. SEGA succeeded in selling off Dreamcast units held at manufacturers and distributors to end users through a combination of price reductions and marketing hardware-software packages.

Sales of Dreamcast software amounted to 7,580 thousand units from a total of 63 titles. Key titles were "*Sakura Wars 4*," "*PHANTASY STAR ONLINE Ver. 2*," "*Sonic Adventure 2*," "*Power Smash 2*," "*Shenmue II*" and "*Crazy Taxi 2*."

Sales of software for other platforms were as follows. The 14 titles for Sony PlayStation 2,

which included *"Virtua Fighter 4"* and *"Sakatsuku 2002,"* sold a total of 3,500 thousand units; the eight titles for Nintendo GameCube, led by the launch title in Japan *"Super Monkey Ball"* and the popular *"Sonic Adventure 2: Battle,"* sold 1,220 thousand units; the thirteen titles for Nintendo Game Boy Advance, including *"Sonic Advance,"* sold 1,690 thousand units; and the seven titles for the Microsoft Xbox, led by the launch title in Japan *"Jet Set Radio Future,"* sold 660 thousand units.

Our mainstay SEGA SPORTS titles showed particularly strong performance during the year under review, both for the Dreamcast and other platforms. *"NFL 2K2"* and *"NBA 2K2"* were among the key successes here, and made major contributions to the especially strong performance of the U.S. market.

2. Outlook for the Next Fiscal Year

While the outlook for the Japanese economy remains as uncertain as before, the entertainment industry, including SEGA's own amusement and consumer game sectors, is appearing as a ray of light in the darkness. In the U.S. and Europe as well, the market for consumer games is rallying with the introduction of new platforms for home video games.

In the Japanese market for amusement machines, expectations of SEGA products are growing ever higher, as was apparent at the recent AOU show. To meet these expectations, the Company will be creating new products with live-action atmospheres, capable of supporting their own communities. Examples of such products are *"World Club Champion Football"* and *"Bingo Party Splash."* These products utilize the kind of outstanding technology that we anticipate will not only increase the Company's own market share, but also contribute to the growth of the industry itself.

The Company also expects improved sales and profitability in overseas sales, due to sales and production strategies tailored to the unique characteristics of each regional market.

Strong performance is anticipated in amusement center operations thanks to our solid management expertise, the introduction of new products and the development of new amusement center formats.

In the consumer product, the Company expects to see positive results from our work during the current year with regards to preparing software titles for the platforms of other manufacturers. In particular, the Company anticipates significant growth in the "SEGA SPORTS" brand in the U.S., and strong growth in sales for this brand as release dates are timed to coincide with major events in the seasons of the sports in question.

Based on the above, the Company anticipates consolidated net sales of ¥210,000 million, recurring profit of ¥20,000 million and net income of ¥18,000 million for the year ending March 31, 2003.

The Company decided to apply to the consolidated tax system from the year ending March 31, 2003, and the above forecast was made based on it.

Furthermore, in order to take a major step in the improvement of the Company's balance sheets, at the meeting of the Board of Directors, it has been decided to present the plan for loss disposition at the annual general meeting of shareholders' to be held on June 27, 2002, namely, a ¥127,924 million liquidation of the legal reserve to cover the deficit.

May 17, 2002
SEGA CORPORATION
Hideki Sato,
President and Representative Director
TSE Code: 7964
Inquire: Shoichi Yamazaki, Officer
Corporate Planning Division

SEGA to Introduce New Stock Option System

On May 17, 2002, the SEGA Board of Directors made the decision to submit a proposal concerning a new stock option system as outlined below at the June 27, 2002, Shareholders' Meeting. The proposal, if accepted, will allow stock options to be issued in accordance with Article 280-2 and Article 280-21 of Japan's Commercial Code. Details of the proposal are as follows.

1. Reason for Issuing Stock Options to Non-Shareholders on Specially Favorable Terms

The proposal aims to achieve two distinct goals: increasing awareness of management issues and business results on the part of directors and employees of SEGA and its subsidiaries, and reinforcing SEGA's ability to secure the personnel it needs. If accepted, the proposal will make possible the issuance of free, results-linked stock options to non-shareholders.

2. Stock Option Details

(1) Stock Option System Eligibility

The following people are eligible for the stock option system: directors and employees of SEGA Corporation and its subsidiaries, and management policy advisors at SEGA Corporation and its subsidiaries who advise on the basis of advisory contracts.

(2) Type and Number of Shares to Be Used in Stock Option System

An upper limit of 1.7 million shares of SEGA Corporation common stock has been set. However, should the decision be made to conduct a stock split or a reverse stock split after the June 27 Shareholders' Meeting, this figure will be adjusted in the manner outlined below. Adjustments will only be made to those shares applicable to stock options not yet exercised

at the time the adjustments are made.

No. of shares after adjustment = No. of shares before adjustment x Stock split/reverse stock split ratio

Should SEGA merge with or consolidate with another company and stock options remain valid, or should adjustments be required for any other reason, the number of shares to which stock options apply will be adjusted in accordance with the situation at hand. All fractional shares resulting from such adjustments will be disregarded.

(3) Total Number of Stock Options to Be Issued
A total of 17,000 stock options are to be issued, each of which grants purchase options for 100 shares. However, these numbers may be adjusted in the case where adjustments are conducted as described in the sub-paragraph above.

(4) Stock Options Issue Price
Stock options will be issued for no charge.

(5) Exercise Price
The exercise price will be the closing price of the underlying SEGA common stock on the Tokyo Stock Exchange on the first of the dates that the stock options are issued. In the case of stock splits and reverse stock splits after such issuance, this price will be adjusted by means of the following equation, with any amount less than a yen to be rounded down.

$$\text{Exercise price after adjustment} = \text{Exercise price before adjustment} \times \frac{1}{\text{Stock split/reverse stock split ratio}}$$

Should new shares be issued, or the treasury stock be eliminated at a price less than the market value, the exercise price will be adjusted by means of the following equation, with any amount less than a yen to be rounded up to the nearest yen. The expression 'No. of shares already issued' in this equation represents the total number of shares outstanding minus the number of shares SEGA holds as treasury stock.

$$\text{Exercise price after adjustment} = \text{Exercise price before adjustment} \times \frac{\text{No. of shares already issued} + \dfrac{\text{No. of shares newly issued} \times \text{Exercise price per share}}{\text{Market value before issue of new shares}}}{\text{No. of shares already issued} + \text{No. of shares newly issued}}$$

Should SEGA merge with or consolidate with another company and the stock options remain valid, or should adjustments be required for any other reason, the exercise price will be adjusted in accordance with the situation at hand.

(6) Period of Validity of Stock Options
From June 1, 2003 until May 31, 2006.

(7) Conditions for Exercising Stock Options
1) Those people wishing to exercise their stock options must be directors or employees at SEGA Corporation or one of its subsidiaries, or management policy advisors at SEGA Corporation or its subsidiaries who advise on the basis of advisory contracts. However, stock options are not invalidated by the fact that certain positions are no longer held where stock option holders have valid reasons for no longer holding these positions, such as in the case of stepping down as a director after completing a full term, or compulsory retirement, and those cases in which the Board of Directors rules accordingly.
2) Stock options cannot be transferred, pledged, inherited or disposed of in any other manner.
3) Each stock option owner may exercise his/her stock options in proportion to his/her achievement relating to the business plan of SEGA in accordance with certain terms to be determined by the Board of Directors. Details relating to these conditions will be laid down in the stock option contracts to be signed separately with each stock option owner.
4) Other conditions will be laid down in the stock option contracts to be signed with each stock option holder, on the basis of decisions to be made at the June 27 Shareholders' Meeting and decisions made by the Board of Directors.

(8) Conditions and the Cancellation Events of Stock Options
1) All stock options can be cancelled without reimbursement should a decision be made at the Shareholders' Meeting that leads to SEGA participating in a merger in which it is the party eliminated, or that leads to SEGA becoming a wholly owned subsidiary of another company through the transfer or exchange of stock.
2) Should a stock option holder lose the ability to exercise the holder's stock options for failing to satisfy the conditions laid down in (7) above before exercising his/her options, the holder's stock options will be cancelled without reimbursement.

(9) Stock Option Transfer Restrictions
The permission of the Board of Directors is required to transfer stock options.